IHUMAN INC.

Floor 8, Building B

No. 1 Wangjing East Road

Chaoyang District, Beijing 100102

People’s Republic of China

August 31, 2023

VIA EDGAR

Mr. Robert Shapiro

Mr. Stephen Kim

Mr. Christopher Dunham

Mr. Kyle Wiley

Mr. Dieter King

Mr. Brian Fetterolf

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	iHuman Inc. (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2022

Filed April 25, 2023

File No. 001-39591

Dear Mr. Shapiro, Mr. Kim, Mr. Dunham, Mr. Wiley, Mr. King and Mr. Fetterolf:

This letter sets forth the Company’s response to the comments contained in the letter dated August 3, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 25, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 3. Key Information

Cash Flows through Our Organization, page 4

1.	We note your disclosure quantifying your cash transfers in 2020, 2021 and 2022. In future filings, where you discuss the transfers to your subsidiaries, please revise to quantify the amounts transferred to each of Hongen Investment and Hongen EduTech. Where you discuss the transfers between your WFOEs and the VIE, similarly distinguish between each of your two mainland China subsidiaries. Please tell us what your disclosure will look like.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
August 31, 2023

“Cash Flows through Our Organization

iHuman Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, the VIE and VIE’s subsidiaries in mainland China. As a result, iHuman Inc.’s ability to pay dividends depends upon dividends paid by our subsidiaries in China. If our existing subsidiaries in mainland China or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, current regulations in mainland China permit our subsidiaries in mainland China to pay dividends to their respective shareholders only out of their retained earnings, if any, determined in accordance with accounting standards and regulations in mainland China. Furthermore, our subsidiaries, the VIE and VIE’s subsidiaries in mainland China are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. There is no assurance that the mainland China government will not promulgate or amend the laws and regulations in the future depending on the facts and circumstances, which may affect the ability of iHuman Inc., its subsidiaries, and the VIE to transfer cash or other assets. To the extent cash or other assets in the business are in mainland China or a mainland China entity, the funds or other assets may not be available to fund operations or for other use outside of mainland China. As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash or other assets transfers in, or out of, our Hong Kong entities. However, if restrictions or limitations were to become applicable to cash or other assets transfers in and out of Hong Kong entities in the future, the funds or other assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. For more details, see “Item 3. Key Information—D. Risk Factors—Summary of Risk Factors—Risks Related to Our Corporate Structure,” “Item 3. Key Information—D. Risk Factors— Risks Related to Our Corporate Structure —We may rely on dividends paid by our subsidiaries in mainland China to fund cash and financing requirements. Any limitation on the ability of our subsidiaries in mainland China to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares,” and ~~For more details, see~~ “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.”

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
August 31, 2023

We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and its subsidiaries, the VIE and VIE’s subsidiaries is subject to internal approval. The cash inflows of the Cayman Islands holding company were primarily generated from the proceeds we received from our public offerings of ordinary shares. In 2020, there was no capital contributions from iHuman Inc. to our subsidiaries in mainland China, including Hongen Investment and Hongen Edutech. In 2021 and 2022, iHuman Inc., through its intermediate holding company, made capital contributions of RMB63.8 million and RMB68.7 million (US$10.0 million) to Hongen Investment~~our subsidiaries in mainland China~~, respectively, which subsequently made transfers to Hongen Edutech, Hongen Investment’s subsidiary, when needed, in the corresponding year. In 2020, 2021 and 2022, iHuman Inc. provided to its subsidiaries in Hong Kong loans of RMB457.0 million, nil and nil, respectively, and received repayments of nil, RMB127.5 million and nil, respectively. For the years ended December 31, 2020, 2021 and 2022, no assets other than cash were transferred between the Cayman Islands holding company and its subsidiaries, the VIE and VIE’s subsidiaries; no subsidiaries paid dividends or made other distributions to the holding company; and no dividends or distributions were paid or made to U.S. investors. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For mainland China and United States federal income tax considerations in connection with an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

The VIE is required to transfer cash to our WFOEs by paying service fees according to the contractual arrangements. The VIE paid ~~our WFOEs~~Hongen Edutech service fees of RMB5.0 million, RMB43.0 million and RMB89.5 million (US$13.0 million) in 2020, 2021 and 2022, respectively. In 2020, 2021 and 2022, the VIE provided to ~~our WFOEs~~Hongen Edutech loans of nil, RMB55.0 million and RMB126.0 million (US$18.3 million), respectively, and received repayments of nil, nil and RMB90.0 million (US$13.0 million), respectively. From 2020 to 2022, there was no transfer of cash between the VIE and Hongen Investment. For details of the financial position, cash flows and results of the VIE, see “Item 3. Key Information—Financial Information Related to the VIE” and page F-13 of this annual report on Form 20-F. Going forward, we intend to transfer the benefits of the VIE and VIE’s subsidiaries to our WFOEs under the contractual arrangements.”

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
August 31, 2023

2.	In future filings, please revise here and in the risk factors to state that, to the extent cash and/or assets in the business are in Hong Kong/China or a Hong Kong/China entity, the funds and/or assets may not be available to fund operations or for other use outside of Hong Kong or China due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash and/or assets. Provide cross-references to this discussion in the risk factors section. Please tell us what your disclosure will look like.

Please refer to the Company’s response to Comment #1 with respect to the proposed revision to the section “Cash Flows through Our Organization”. Furthermore, the Company respectfully proposes to revise the referenced risk factor disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Risks Related to Our Corporate Structure

•	[…]

•	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business; ~~and~~

•	The shareholders of the VIE may have actual or potential conflicts of interest with us~~.~~; and

•	We may rely on dividends paid by our subsidiaries in mainland China to fund cash and financing requirements. Any limitation on the ability of our subsidiaries in mainland China to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.”

Pages 40-41

“We may rely on dividends paid by our subsidiaries in mainland China to fund cash and financing requirements. Any limitation on the ability of our subsidiaries in mainland China to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

We are a holding company, and we may rely on dividends to be paid by our subsidiaries in mainland China for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. If our subsidiaries in mainland China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
August 31, 2023

There is no assurance that the mainland China government will not promulgate or amend the laws and regulations in the future depending on the facts and circumstances, which may affect the ability of iHuman Inc., its subsidiaries, and the VIE to transfer cash or other assets. To the extent cash or other assets in the business are in mainland China or a mainland China entity, the funds or other assets may not be available to fund operations or for other use outside of mainland China. See “Item 3. Key Information—Cash Flows through Our Organization.”

Under laws and regulations in mainland China, wholly foreign-owned enterprises in mainland China, such as Hongen Investment, may pay dividends only out of their accumulated profits as determined in accordance with accounting standards and regulations in mainland China. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. Any limitation on the ability of our wholly-owned subsidiaries in mainland China to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

As of the date of this annual report, there is no equivalent or similar restriction or limitation in Hong Kong on cash or other assets transfers in, or out of, our Hong Kong entities. However, if restrictions or limitations were to become applicable to cash or other assets transfers in and out of Hong Kong entities in the future, the funds or other assets in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong.

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
August 31, 2023

Under the PRC Enterprise Income Tax Law and related regulations, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our subsidiaries in mainland China, to any of its foreign non-resident enterprise investors, and proceeds from any such foreign enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to a 10% withholding tax, unless the foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” The Cayman Islands, where iHuman Inc. is incorporated, does not have such a tax treaty with China. Hong Kong has a tax arrangement with China that provides for a 5% withholding tax on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the enterprise of mainland China distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends. For example, iHuman Online Limited, which directly owns our subsidiary~~ies~~ in mainland China, Hongen Investment, is incorporated in Hong Kong. However, if iHuman Online Limited is not considered to qualify for any conditions and requirements under applicable tax circulars, such dividends would be subject to withholding tax at a rate of 10%. If our subsidiaries in mainland China declare and distribute profits to us, such payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company.

Permissions Required from the PRC Authorities for Our Operations, page 6

3.	In future filings, in each instance where you refer to “permissions,” expand your discussion to also address “approvals.” With respect to all permissions or approvals discussed in this section, state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please tell us what your disclosure will look like.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
August 31, 2023

“Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIE and VIE’s subsidiaries in mainland China. Our operations in mainland China are governed by laws and regulations in mainland China. As advised by our PRC counsel, Tian Yuan Law Firm, a~~A~~s of the date of this annual report, other than the Online Publishing Service Permit, the Online Transmission of Audio-Visual Programs License and the completion of our filing of educational apps regarding our major online apps, as disclosed and further detailed in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Laws and regulations applicable to us and the interpretations thereof are evolving. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The interpretation and implementation of the laws, regulations and policies in mainland China regarding the industry in which we operate are subject to changes, which may materially and adversely affect our business, financial condition and results of operations,” our subsidiaries in mainland China and the VIE and VIE’s subsidiaries have obtained all the requisite permissions and approvals ~~licenses and permits~~ from the mainland China~~PRC~~ government authorities ~~that are material~~ for the business operations of our holding company, the VIE, and VIE’s subsidiaries in China, namely, ~~including, among others,~~ four Value-added Telecommunications Business Operation Licenses ~~licenses~~ for internet information services, or the ICP Licenses, two Production and Operation of Radio and TV Programs Permits, ~~and~~ one Internet Culture Business Operating License~~.~~, two Permits for Operating Publications, one Commercial Performance Permit, and three Filing Certifications of Classified Protection of Information System Security. As of the date of this annual report, except for the completion of our filing of educational apps that we resubmitted in August 2023 regarding our major online apps pursuant to the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps, (i) we believe our subsidiaries in mainland China, the VIE and VIE’s subsidiaries are not required to obtain any permission or approval from the Ministry of Education of the PRC, or the MOE, and (ii) we have not received any notification from the MOE, indicating that our subsidiaries in mainland China, the VIE or VIE’s subsidiaries are required to obtain any permission or approval from the MOE. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The interpretation and implementation of the laws, regulations and policies in mainland China regarding the industry in which we operate are subject to changes, which may materially and adversely affect our business, financial condition and results of operations.” In addition, our subsidiaries in mainland China, the VIE and VIE’s subsidiaries have not been denied any permission or approval from any mainland China government authority with respect to the operation of our business. Furthermore, as advised by our PRC counsel, as of the date of this annual report, under current PRC laws, regulations and rules, we, our subsidiaries in mainland China, the VIE and VIE’s subsidiaries are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, or go through cybersecurity review by the Cyberspace Administration of China, or the CAC, or obtain permission or approval from other mainland China government authorities with respect to the operation of our business, except for the permissions or approvals listed above. However, because ~~Given~~ the ~~uncertainties of~~ interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities are subject to changes, we may be required to obtain additional licenses, permits, filings or approvals for the functions of our platform at the present stage or in the future. If we, our subsidiaries in mainland China, the VIE and VIE’s subsidiaries (i) do not receive or maintain any necessary permissions or approvals from mainland China authorities to operate business or offer securities, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) if applicable laws, regulations, or interpretations change depending on the facts and circumstances and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—~~We face uncertainties with respect to the development of relevant regulations.~~ Laws and regulations applicable to us and the interpretations thereof are evolving. Failure to obtain or renew requested licenses or permits in a timely manner or obtain newly required ones~~, including the Online Publishing Service Permit and the Online Transmission of Audio-Visual Programs License~~ due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—~~Significant uncertainties exist in relation to t~~The interpretation and implementation of~~, or proposed changes to,~~ the laws, regulations and policies in mainland China regarding the industry in which we operate are subject to changes, which may materially and adversely affect our business, financial condition and results of operations,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity~~, uncertainties~~ and changes in regulation in mainland China of internet-related businesses and companies.”

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
August 31, 2023

Furthermore, on February 17, 2023, the ~~China Securities Regulatory Commission, or the~~ CSRC~~,~~ released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, pursuant to which (i) a major operating entity in mainland China designated by us may be required to file with the CSRC, in connection with any follow-on offering and certain other activities as required by the Trial Measures; and (ii) we may be required to report relevant information to the CSRC after the occurrence of certain events. On the same day, the CSRC also held a press conference for the release of the Trial Measures and the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that, domestic companies that have already completed the overseas offering and listing prior to the effectiveness of the Trial Measures are not required to complete the filing procedure at the current stage, but shall complete the filing procedure upon the occurrence of certain matters, such as follow-on offering of securities, as required in the Trial Measures. Therefore, as advised by our PRC counsel, under the Trial Measures, we are not required to file to the CSRC of our previous offering and listing on the NYSE, but could be subject to the filing and reporting requirements to the CSRC with respect to future offerings and occurrence of certain events. If we fail to complete the filing procedures or conceals any material fact or falsifies any major content in our filing documents for any follow-on offering and certain other activities as required by the Trial Measures, we may be subject to administrative penalties, such as order to rectify, warnings, fines or other actions that may have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. On December 28, 2021, ~~the Cyberspace Administration of China, or~~ the CAC~~,~~ together with certain other mainland China~~PRC~~ governmental authorities, jointly released the Revised Cybersecurity Review Measures, effective from February 15, 2022, pursuant to which online platform operators that engage in data processing activities which have or may have an implication on national security shall undergo a cybersecurity review. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC, nor have we received any notice or inquiry from relevant competent authorities requiring us to apply for cybersecurity review. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing with the CSRC may be required in connection with our future offshore offerings and the occurrence of certain activities under laws and regulations of mainland China, and we cannot predict whether we will be able to complete such filing.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes data in the ordinary course, and we are required to comply with PRC and other applicable laws relating to privacy, data security and cybersecurity. The improper collection, use or disclosure of data could have a material and adverse impact on our business, financial condition and results of operations.””

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
August 31, 2023

Pages 18-19

“~~Significant uncertainties exist in relation to t~~The interpretation and implementation of~~, or proposed changes to,~~ the laws, regulations and policies in mainland China regarding the industry in which we operate are subject to changes, which may materially and adversely affect our business, financial condition and results of operations.

The industry in which we operate in mainland China has experienced intense scrutiny and has been subject to ~~significant~~ regulatory changes, which may adversely affect our business, financial condition and results of operations.

In August 2019, the Ministry of Education of the PRC, or the MOE, jointly with certain other mainland China~~PRC~~ government authorities, issued Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps, or the Opinions on Educational Apps. According to the Opinions on Educational Apps, educational apps shall complete certain filings with relevant provincial regulatory authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Educational Apps.” On July 24, 2021, the General Office of State Council and the General Office of Central Committee of the Communist Party of China jointly promulgated the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, or the Alleviating Burden Opinion. After the promulgation of the Alleviating Burden Opinion, relevant regulatory authorities have withdrawn their approvals to the filing of all related online apps. Following the communication with competent government authority, we have resubmitted our filing application of educational apps for our major online apps in August 2023, and depending on the competent government authority’s review and determination of the nature of such online apps based on the application materials, there are uncertainties as to whether these apps may be deemed as educational apps. If these apps are deemed as educational apps, any failure to complete our filing may result in our online apps being blacklisted or removed from the app stores by the competent government authority, and we may be prohibited from submitting any such filings for six months following the determination. ~~As of the date of this annual report, due to the promulgation of Alleviating Burden Opinion, it remains uncertain whether our products are considered as educational apps that are required to complete the filing procedure. Currently, we believe that our online apps are not explicitly required to go through such filing procedure. However, we cannot assure you that relevant government authorities would not take a contrary view and deem our apps as educational apps requiring filing. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, our apps may be deemed as educational apps by relevant government authorities at the present stage or in the future. If our apps are deemed as educational apps by the relevant government authorities, any failure to complete such filing procedure may result in us being blacklisted and our online apps being removed by the government authorities.~~

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
August 31, 2023

4.	In addition to your discussion of the Trial Measures and CAC, in future filings, please revise to disclose any additional permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to offer securities in future offerings or operate your business, and particularly expand your disclosure to address the PRC Ministry of Education and the Alleviating Burden Opinion that you discuss in your risk factors on page 19.

In connection therewith, we also note your disclosure that you “have not been involved in any formal investigations on cybersecurity review made by the CAC, nor have we received any notice or inquiry from relevant competent authorities requiring us to apply for cybersecurity review.” State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the Cyberspace Administration of China (CAC) or any other governmental agency (including the Ministry of Education) that is required to approve the VIE’s operations. Please tell us what your disclosure will look like.

Please refer to the Company’s response to Comment #3.

Our Holding Company Structure and Contractual Arrangements with the VIE and Its Shareholders, page 10

5.	We note your disclosure that “iHuman Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIE,” as well as your discussion of “the VIE with which we have maintained contractual arrangements.” In future filings, please disclose that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Where you disclose that “[i]nvestors in our ADSs are not purchasing equity interest in the VIE . . . ,” also clarify that investors may never hold equity interests in the Chinese operating company. State that “[t]he PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value,” as you do on page 16, and revise to also disclose that such ADSs may become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure. Last, please revise the order of your sub-section under Item 3 so that this discussion is the first sub-section discussed in your Item 3 disclosure. Please tell us what your disclosure will look like.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
August 31, 2023

Pages 10-11

“Our Holding Company Structure and Contractual Arrangements with the VIE and Its Shareholders

iHuman Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIE. We conduct our operations in mainland China primarily through (i) our subsidiaries in mainland China and (ii) the VIE with which we have maintained contractual arrangements, and VIE’s subsidiaries. Laws and regulations in mainland China establish ~~restrict and impose~~ conditions on foreign investment in value-added telecommunication services and certain other businesses. Accordingly, we operate these businesses in China through the VIE and VIE’s subsidiaries, and rely on contractual arrangements among our subsidiaries in mainland China, the VIE and its shareholders. The VIE is consolidated for accounting purposes, but is not an entity in which our Cayman Islands holding company, or our investors, own equity. Revenues contributed by the VIE accounted for substantially all of our total revenues for 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to iHuman Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the VIE and VIE’s subsidiaries in mainland China, including but not limited to, Tianjin Hongen Perfect Future Education Technology Co., Ltd. Investors in our ADSs are not purchasing equity interest in the VIE in mainland China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands. The VIE structure involves unique risks to investors, and holders of our ADSs may never directly hold equity interests in the Chinese operating company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

[…]

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
August 31, 2023

Our corporate structure is subject to risks associated with our contractual arrangements with the VIE. ~~However, t~~The contractual arrangements may not be as effective as direct ownership of the VIE and VIE’s subsidiaries and we may incur substantial costs to enforce the terms of the arrangements. As of the date of this annual report, our contracts with the VIE have not been tested in a court of law. ~~Uncertainties in the legal system in mainland China may limit our ability, as a Cayman Islands holding company, to enforce these contractual arrangements. Meanwhile, t~~There are very few precedents as to whether contractual arrangements would be judged to form the power to direct activities of the VIE that most significantly impact its economic performance, or how contractual arrangements in the context of a VIE should be interpreted or enforced by the courts in mainland China. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert the power to direct the activities of the VIE that most significantly impact its economic performance, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The contractual arrangements with the VIE and its shareholders may not be as effective as direct ownership” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIE may have actual or potential conflicts of interest with us.”

~~There are also substantial uncertainties regarding t~~The interpretation and application of current and future laws, regulations and rules in mainland China regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIE and its shareholders are subject to changes. It is uncertain whether any new laws or regulations in mainland China relating to VIE structures will be adopted or if adopted, what they would provide. There is no assurance that the mainland China government will not promulgate or amend the laws and regulations in the future to disallow the VIE structure depending on the facts and circumstances, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value or become worthless. If we or the VIE is found to be in violation of any existing or future laws or regulations in mainland China, or fail to obtain or maintain any of the required permits or approvals, the relevant mainland China ~~PRC~~ regulatory authorities would have ~~broad~~ a certain degree of discretion within their scope of authority to take action in dealing with such violations or failures. If ~~the PRC government deems that~~ our contractual arrangements with the VIE do not comply with regulations ~~regulatory restrictions~~ in mainland China on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our subsidiaries in mainland China, the VIE and VIE’s subsidiaries, and investors of our company ~~face uncertainty about~~ may be subject to potential future actions by the mainland China~~PRC~~ government depending on the facts and circumstances that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the mainland China~~PRC~~ government finds that the agreements that establish the structure for operating some of our operations do not comply with regulations in mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “—Our current corporate structure and business operations may be substantially affected by the Foreign Investment Law.”

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
August 31, 2023

“Risks Related to Our Corporate Structure

•	We ~~are a Cayman Islands holding company with no equity ownership in the VIE and we~~ conduct our operations in mainland China primarily through (i) our subsidiaries in mainland China and (ii) the VIE, with which we have maintained contractual arrangements, and VIE’s subsidiaries. Our holding company, our subsidiaries in mainland China, the VIE and VIE’s subsidiaries, and investors of our company may be subject to potential future actions by the mainland China government depending on the facts and circumstances that could affect the enforceability of our contractual arrangements with the VIE and VIE’s subsidiaries and, consequently, significantly affect the financial performance of the VIE and our company as a whole. ~~Investors in our ADSs thus are not purchasing equity interest in the VIE in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with laws and regulations in mainland China, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value.~~ See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the mainland China government finds that the agreements that establish the structure for operating some of our operations do not comply with regulations in mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations”;”

In addition, the Company respectfully proposes to update the order of the sub-sections under Item 3 in its future 20-F filings so that the section “Our Holding Company Structure and Contractual Arrangements with the VIE and Its Shareholders” is the first sub-section discussed under Item 3, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
August 31, 2023

6.	We note your disclosure that “[a] series of contractual agreements, including powers of attorneys, exclusive call option agreement, exclusive management services and business cooperation agreement, and equity interest pledge agreement have been entered into by and among our subsidiaries, the VIE and its shareholders,” as well as your cross-reference to the more detailed discussion of such arrangements in your Item 4 section. In future filings, please also describe all such contracts here. Please tell us what your disclosure will look like.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“A series of contractual agreements, including powers of attorneys, exclusive call option agreement, exclusive management services and business cooperation agreement, ~~and~~ equity interest pledge agreement and financial support letter have been entered into by and among our subsidiaries, the VIE and its shareholders. The following is a summary of the contractual agreements:

•	Power of attorneys: Pursuant to the powers of attorneys executed by the Nominee Shareholders, the Nominee Shareholders agreed to entrust to Hongen Investment an irrevocable proxy to exercise all of their rights as shareholders of Tianjin Hongen, the VIE, and to approve, on behalf of the Nominee Shareholders, all related legal documents pertinent to the exercise of their rights in their capacity as the shareholders of Tianjin Hongen. Hongen Investment is also entitled to transfer or assign its voting rights to any other person or entity at its own discretion and without giving prior notice to the Nominee Shareholders or obtaining their consent.

•	Exclusive call option agreement: Pursuant to the exclusive call option agreement among Hongen Investment, Tianjin Hongen and its Nominee Shareholders, the Nominee Shareholders irrevocably granted Hongen Investment or its designee(s) an exclusive call option to purchase, when and to the extent permitted under laws and regulations of mainland China, all or part of the equity interests in Tianjin Hongen. The exercise price of the call option to purchase all or part of the equity interests in Tianjin Hongen or assets held by Tianjin Hongen will be the minimum amount of consideration permitted under the then applicable laws and regulations of mainland China.

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
August 31, 2023

•	Exclusive management services and business cooperation agreement: Pursuant to the exclusive management services and business cooperation agreement between Hongen Investment, Tianjin Hongen and the Nominee Shareholders, Hongen Investment has the exclusive right to provide technical and consulting services to Tianjin Hongen and its subsidiaries, including but not limited to management consultancy services, permission of intellectual property rights, technical support and business support. Tianjin Hongen agrees to pay a service fee to Hongen Investment. Hongen Investment has the right to unilaterally adjust the service fee.

•	Equity interest pledge agreement: Under the equity interest pledge agreement among Hongen Investment, Tianjin Hongen and its Nominee Shareholders, the Nominee Shareholders have pledged all of their equity interests in Tianjin Hongen to Hongen Investment to guarantee the performance of Tianjin Hongen and their obligations under the contractual agreements described above. During the term of the equity interest pledge agreement, Hongen Investment has the right to receive all of Tianjin Hongen’s dividends and profits distributed on the pledged equity. Tianjin Hongen and its Nominee Shareholders, undertake that, without the prior written consent of Hongen Investment, they will not transfer, create or allow any encumbrance on the pledged equity interests.

•	Financial support letter: Pursuant to the financial support letter entered into between Tianjin Hongen and us, we are obligated and hereby undertakes to provide unlimited financial support to Tianjin Hongen, to the extent permissible under the applicable laws and regulations in mainland China. We agree to forego the right to seek repayment in the event if Tianjin Hongen is unable to repay such funding.

For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIE and Its Shareholders.””

The Holding Foreign Companies Accountable Act, page 12

7.	In future filings, please disclose the location of your auditor’s headquarters, and where you discuss the Holding Foreign Companies Accountable Act throughout your disclosure, update to clarify that such act was amended by the Consolidated Appropriations Act, 2023. Please tell us what your disclosure will look like.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
August 31, 2023

“The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCAA, if the Securities and Exchange Commission, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA because we filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 29, 2022 with an audit report issued by Ernst & Young Hua Ming LLP, a registered public accounting firm retained by us for the preparation of the audit report on our company’s financial statements included therein. Ernst & Young Hua Ming LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the PCAOB determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022. ~~following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021.~~ On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we ~~do~~were not ~~expect to be~~ identified as a Commission-Identified Issuer under the HFCAA after we filed our~~this~~ annual report on Form 20-F. On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China —Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.””

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
August 31, 2023

D. Risk Factors

Summary of Risk Factors

Risks Related to Doing Business in China, page 16

8.	In future filings, in your summary of risk factors, revise to specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Last, include individual, specific cross-references here and in your summary risk factor section entitled “Risks Related to Our Corporate Structure” to the more detailed discussion of these risks that follows in this section. Please tell us what your disclosure will look like.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
August 31, 2023

“Risks Related to Our Corporate Structure

•	We ~~are a Cayman Islands holding company with no equity ownership in the VIE and we~~ conduct our operations in mainland China primarily through (i) our subsidiaries in mainland China and (ii) the VIE, with which we have maintained contractual arrangements, and VIE’s subsidiaries. Our holding company, our subsidiaries in mainland China, the VIE and VIE’s subsidiaries, and investors of our company may be subject to potential future actions by the mainland China government depending on the facts and circumstances that could affect the enforceability of our contractual arrangements with the VIE and its shareholders and, consequently, significantly affect the financial performance of the VIE and our company as a whole. ~~Investors in our ADSs thus are not purchasing equity interest in the VIE in mainland China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with laws and regulations in mainland China, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our ADSs may decline significantly in value.~~ See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the mainland China government finds that the agreements that establish the structure for operating some of our operations do not comply with regulations in mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations”;

•	Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business”; and

•	The shareholders of the VIE may have actual or potential conflicts of interest with us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The shareholders of the VIE may have actual or potential conflicts of interest with us”.”

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
August 31, 2023

“Risks Related to Doing Business in China

•      Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations”;

•      Non-compliance of evolving PRC laws and regulations ~~Uncertainties with respect to the legal system in mainland China~~ could adversely affect us. As the legal system of mainland China is evolving, laws, regulations and rules in mainland China may change from time to time, which may subject us to non-compliance due to unexpected changes to the laws, regulations and rules applicable to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Non-compliance of evolving PRC laws and regulations could adversely affect us. As the legal system of mainland China is evolving, laws, regulations and rules in mainland China may change from time to time which may subject us to non-compliance due to unexpected changes to the laws, regulations and rules applicable to us”;

•      We may be adversely affected by the complexity~~, uncertainties~~ and changes in regulation in mainland China of internet-related businesses and companies. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— We may be adversely affected by the complexity and changes in regulation in mainland China of internet-related businesses and companies”;

•      The mainland China government may take regulatory actions to exert oversight over offerings conducted overseas and/or foreign investment in China-based issuers depending on the facts and circumstances, and our operations and the value of our securities may be materially affected. In the event that we fail to comply with any PRC legal and regulatory requirements in relation to overseas securities issuance or foreign investment, our ability to offer or continue to offer securities to investors could be significantly limited or completely hindered and the value of such securities could significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to comply with the legal and regulatory requirements of mainland China regarding our business operation could result in a material adverse change in our operations and the value of our ADSs”~~Significant oversight and discretion by PRC government over our business operation could result in a material adverse change in our operations and the value of our ADSs~~;

•      The filing with the CSRC may be required in connection with our future offshore offerings and the occurrence of certain activities under laws and regulations of mainland China, and we cannot predict whether we will be able to complete such filing. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing with the CSRC may be required in connection with our future offshore offerings and the occurrence of certain activities under laws and regulations of mainland China, and we cannot predict whether we will be able to complete such filing”;

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
August 31, 2023

•      The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections”; and

•      Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China”.”

“Our business generates and processes data in the ordinary course, and we are required to comply with PRC and . . . ”, page 23

9.	We note your disclosure that “[a]s of the date of this annual report, we have not been informed that we are a critical information infrastructure operator by any government authorities” and that “it is uncertain whether we would be deemed to be a critical information infrastructure operator under laws and regulations of mainland China.” In future filings, please revise to disclose to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. Please tell us what your disclosure will look like.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Data Security and Cybersecurity

•	The CAC issued the Provisions on the Cyber Protection of Children’s Personal Information on August 22, 2019, which took effect on October 1, 2019. The Provisions on the Cyber Protection of Children’s Personal Information requires that, among others, network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians.

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
August 31, 2023

•	In June 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for security review procedure for data-related activities that may affect national security. In July 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to this regulation, critical information infrastructure means key network facilities or information systems of critical industries or sectors, such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, the damage, malfunction or data leakage of which may endanger national security, people’s livelihoods and the public interest. In December 2021, the CAC, together with other authorities, jointly promulgated the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Revised Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services or online platform operators that are engaged in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Revised Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. As of the date of this annual report, we have not been informed that we are a critical information infrastructure operator by any government authorities~~.~~, and we have not been involved in any investigations on cyber security review made by the CAC, nor have we received any inquiries, notices, warnings, or sanctions from any competent mainland China regulatory authorities related to cybersecurity, data security and personal data protection. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime ~~remains unclear~~ are subject to more detailed interpretations by competent government authorities, and the mainland China~~PRC~~ government authorities may have ~~wide~~ a certain degree of discretion within their scope of authority in the interpretation and enforcement of the applicable laws. Therefore, it is uncertain whether we would be deemed to be a critical information infrastructure operator under laws and regulations of mainland China. If we are deemed to be a critical information infrastructure operator under the cybersecurity laws and regulations in mainland China, we may be subject to obligations in addition to what we have fulfilled under the cybersecurity laws and regulations in mainland China.

•	As advised by our PRC counsel, as of the date of this annual report, we are in compliance with the existing PRC laws and regulations on cybersecurity, data security and personal data protection issued by the CAC in material aspects.”

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
August 31, 2023

“Significant oversight and discretion by PRC government over our business operation could result in a material adverse change . . . ”, page 43

10.	We note your disclosure that “[t]he PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations.” In future filings, please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” Please tell us what your disclosure will look like.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“~~Significant oversight and discretion by PRC government over~~ Failure to comply with the legal and regulatory requirements of mainland China regarding our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in China. Our operations in mainland China are governed by laws and regulations in mainland China. The mainland China~~PRC~~ government has ~~significant~~ oversight ~~and discretion~~ over the conduct of our business~~, and may intervene or influence our operations~~. The mainland China~~PRC~~ government has recently published new policies that ~~significantly~~ affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ordinary shares and ADSs. Our ordinary shares and ADSs may decline in value or become worthless as a result. Also, the mainland China government may promulgate certain regulations and rules to exert more oversight over offerings that are conducted overseas and foreign investment in mainland China-based issuers depending on the facts and circumstances, such as to ensure national security. In the event that we fail to comply with any legal and regulatory requirements of mainland China in relation to overseas securities issuance or foreign investment, our ability to offer or continue to offer securities to investors could be significantly limited or completely hindered and the value of such securities could significantly decline or become worthless.~~Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.~~”

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
August 31, 2023

“You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China . . . ”, page 44

11.	We note your disclosure that “most of our directors and senior executive officers reside within China for a significant portion of the time and most of them are PRC nationals.” In future filings, please identify the relevant individuals, and to the extent that one or more of your directors or members of senior management is based in Hong Kong, please also state that is the case and identify them. Additionally, please include a separate “Enforceability” section that addresses whether or not investors may bring actions under the civil liability provisions of the U.S. federal securities laws against you, your officers or directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions when your assets, officers, and directors are located outside of the United States. Please tell us what your disclosure will look like.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, however, we conduct substantially all of our operations in mainland China and substantially all of our assets are located in China. Service of court documents on a Cayman Islands company can be effected by serving the documents at the company’s registered office, and it may be possible to enforce foreign judgments in the Cayman Islands against a Cayman Islands company, subject to some exceptions. However, if investors wish to serve documents on and/or enforce foreign judgments against our directors and officers, they will need to ensure that they comply with the rules of the jurisdiction where the directors and officers are located. In addition, except for Ms. Wendy Hayes who resides within the United States for a significant portion of the time, all~~most~~ of our directors and senior executive officers reside within mainland China for a significant portion of the time and most of them are PRC nationals as of the date of this annual report. As a result, it may be difficult for you to effect service of process upon or bring an action against us or our management ~~residing in China~~ in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and mainland China may render you unable to enforce a judgment against our assets or the assets of our directors and officers, depending on where our directors and officers are located. You may also be subject to more complex procedures for enforcing judgments of the United States courts obtained against us or our directors or executive officers in mainland China as compared to procedures for enforcing such judgement in the United States, as the United States and mainland China do not have a bilateral treaty or multilateral convention in force on reciprocal recognition and enforcement of judgments. As a result, any United States judgment may only be enforceable in mainland China provided that the conditions set forth in the laws of these jurisdictions are determined by the courts of mainland China to have been fulfilled. For details of the limitations relating to the enforceability of civil liabilities, see “Item 6. Directors, Senior Management and Employees—Enforceability of Civil Liabilities.”~~In addition, China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in mainland China of judgments of a court in any of these jurisdictions other than mainland China in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.~~”

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
August 31, 2023

“Enforceability of Civil Liabilities

Our business operations are primarily conducted in mainland China, and substantially all of our assets are located in mainland China. Except for Ms. Wendy Hayes who resides within the United States for a significant portion of the time, all of our directors and senior executive officers reside within mainland China for a significant portion of the time and most of them are PRC nationals as of the date of this annual report. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have been informed by Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and the courts of the Cayman Islands and that there is uncertainty as to whether a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability provisions, whether or not predicated solely upon the U.S. federal securities laws, would be enforceable against us or our directors or officers in the Cayman Islands. This uncertainty relates to whether such a judgment would be determined by the courts of the Cayman Islands to be penal or punitive in nature.

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
August 31, 2023

We have also been advised by our Cayman Islands counsel that, notwithstanding the above, a final and conclusive judgment obtained in U.S. federal or state courts under which a definite sum of money is payable as compensatory damages and not in respect of laws that are penal in nature (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided that:

•           the court that gave the judgment was competent to hear the action in accordance with private international law principles as applied by the courts in the Cayman Islands and the parties subject to such judgment either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process;

•           the judgment given by the foreign court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations;

•           the judgment was final and conclusive and for a liquidated sum;

•           the judgment was not obtained by fraud; and

•           the judgment was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy in the Cayman Islands.

A Cayman Islands court may impose civil liability on us or our directors or officers in a suit brought in the Grand Court of the Cayman Islands against us or these persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding any violation constitute or give rise to a cause of action under Cayman Islands law.

Our PRC counsel, Tian Yuan Law Firm, has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. Courts of mainland China may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between mainland China and the country where the judgment is made or on principles of reciprocity between jurisdictions. Mainland China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As such, the courts of mainland China will review and determine the applicability of the reciprocity principle on a case-by-case basis. In addition, according to the PRC Civil Procedures Law, courts in mainland China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in mainland China for disputes if they can establish sufficient nexus to mainland China for a court of mainland China to have jurisdiction and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in mainland China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to mainland China for a court of mainland China to have jurisdiction as required under the PRC Civil Procedures Law.

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
August 31, 2023

Furthermore, the United States and Hong Kong do not have a bilateral treaty or multilateral convention in force on reciprocal recognition and enforcement of judgments. As a result, any United States judgment is enforceable in Hong Kong pursuant to the common law regime in Hong Kong for recognizing and enforcing foreign judgments, which provides that a foreign judgment is enforceable if (i) it is final and conclusive on the merits, (ii) the judgment has been rendered by a court of competent jurisdiction, (iii) the judgment must be for a fixed sum of money, (iv) the judgment must be between the same parties as those before the Hong Kong court, and (v) enforcement of the judgment is not a breach of natural justice or against public policy.”

Item 4. Information About The Company

B. Business Overview, page 60

12.	You disclose that you rely on certain key operating metrics including monthly average users (MAUs), average MAUs, average total MAUs, and the number of paying users to evaluate the performance of your business and to formulate your business plan. Please disclose how the management uses these operating metrics in managing or monitoring the performance of the business, and why these metrics provide useful information to investors. Also, tell us and disclose if these metrics constitute key performance indicators (KPIs) used by the management. Refer to Staff Release 33-10751.

In response to the Staff’s comment, the Company respectfully submits that MAUs and average MAUs are included in the “Introduction” section of the 2022 20-F to help define average total MAUs and are not KPIs on an individual basis.

The Company puts great emphasis on average total MAUs, a key indicator of its active user base, as elaborated in the proposed disclosure below. The Company believes that attracting new users and enhancing user engagement with its platform are beneficial for growing its business sustainably.

With respect to the disclosure of the number of paying users, the Company respectfully submits that it views the number of paying users as an operating metric that is useful to investors rather than a key performance indicator that demonstrates the performance of the Company’s business or operational objective. The Company believes using the number of paying user as a KPI for formulating business objectives or assessing the performance of business objectives may divert the management’s attention to unsustainable, short-term rapid growth and would not be beneficial for its long-term business goals. The Company has nevertheless disclosed the number of paying users in the 2022 20-F and its historical public filings as an operating metric because (i) it believes such disclosure could assist investors in understanding the relationship between the Company’s user base and its revenue during a specified period; and (ii) a number of companies that also offer online subscription or on demand services have made similar disclosure.

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
August 31, 2023

Further, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Our Users for Online Apps

Our users are primarily children, with parents who seek a less burdensome and more efficient child-upbringing experience through quality, smart digital products that can help their children to develop various cognitive abilities. These parents are generally of the young generation born in 1980s, 1990s, and 2000s, who are more tech savvy.

Our management reviews average total MAUs as a key performance indicator periodically to evaluate our business performance. We believe an active, massive and loyal user base is critical to growing our revenues derived from subscriptions and sales of digital content. As such, we use average total MAUs as a key indicator of the size of our active user base, because it helps our management and investors understand how much our users like our offerings and evaluate our user stickiness. We also use average total MAUs to formulate our business strategies, especially as to how we can attract more users efficiently and refine our online offerings. Additionally, we track the fluctuations in average total MAUs to fine-tune our R&D strategies and bolster our R&D capabilities. We calculate average total MAUs for a specified period by taking the monthly average of the sum of our total MAUs during that period. The number of our average total MAUs grew from 10.61 million in 2020 to 16.40 million in 2021, and further grew to 19.86 million in 2022 as we continue to expand our user base and expand our product offerings. In addition, our management reviews the number of paying users as an operating metric to evaluate the fluctuations in its user base and user engagement for a certain period, through which we believe investors could better understand the changes in our revenues in the corresponding period. Paying users refers to users who paid subscription fees for premium content on any of our apps during a specific period; a user who makes payments across different apps using the same registered account is counted as one paying user; and a user who makes payments for the same app multiple times in the same period is counted as one paying user. The number of paying users who paid subscriptions for the premium content on our apps increased from 3.73 million in 2020 to 4.44 million in 2021, and further increased to 4.75 million in 2022. We intend to expand the demographic coverage of our apps to broader user groups.”

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
August 31, 2023

C. Organizational Structure

Contractual Arrangements with the VIE and Its Shareholders, page 94

13.	We note your disclosure that “our Company has the power to direct the activities of the VIE that most significantly impact its economic performance” and “also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIE that potentially could be significant to the VIE.” Revise to clarify that you have the power to direct such activities and receive such benefits of the VIE to the extent that you have satisfied the conditions for consolidation of the VIE under U.S. GAAP, as you state when you are describing your position as the primary beneficiary of the VIE. Make conforming changes in your risk factor on page 36.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Contractual Arrangements with the VIE and Its Shareholders

To comply with laws and regulations in mainland China which has certain limitation of foreign control of companies that engage in value added telecommunication services and certain other businesses, our Group primarily conduct our business in mainland China through the VIE and VIE’s subsidiaries. The equity interests of the VIE are legally held by the shareholders in mainland China (the “Nominee Shareholders”). Through the contractual agreements, the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIE to our WFOEs, who immediately assigned the voting rights underlying their equity interests in the VIE to our Company. Therefore, our Company has the power to direct the activities of the VIE that most significantly impact its economic performance to the extent that our Company has satisfied the conditions for consolidation of the VIE under U.S. GAAP. Our Company also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIE that potentially could be significant to the VIE to the extent that our Company has satisfied the conditions for consolidation of the VIE under U.S. GAAP. Based on the above, our Company is considered the primary beneficiary of the VIE for accounting purposes and we consolidate the VIE in accordance with SEC Regulation ~~SX 3A 02~~ SX-3A-02 and Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”).”

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
August 31, 2023

“If the mainland China~~PRC~~ government finds that the agreements that establish the structure for operating some of our operations do not comply with regulations in mainland China relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership in entities that provide value-added telecommunication services, with a few exceptions, is subject to restrictions under current laws and regulations in mainland China. Specifically, foreign ownership of an internet information service provider may not exceed 50%.

We are a Cayman Islands company and our subsidiaries in mainland China are considered foreign-invested enterprises. To ensure compliance with the laws and regulations in mainland China, we conduct our foreign investment-restricted business in China through Tianjin Hongen Perfect Future Education Technology Co., Ltd., or the VIE, and VIE’s subsidiaries, which currently holds the value-added telecommunication business license and other licenses necessary for our operation of such restricted business, based on a series of contractual arrangements by and among Hongen Perfect Future (Tianjin) Investment Co., Ltd., or Hongen Investment, the VIE and its shareholders. These contractual agreements enable us to (i) have the power to direct the activities of the VIE that most significantly impact its economic performance to the extent that we have satisfied the conditions for consolidation of the VIE under U.S. GAAP, (ii) receive substantially all of the economic benefits of the VIE to the extent that we have satisfied the conditions for consolidation of the VIE under U.S. GAAP, and (iii) have an exclusive call option to purchase all or part of the equity interests in the VIE when and to the extent permitted by laws and regulations of mainland China. As a result of these contractual arrangements, we are the primary beneficiary of the VIE for accounting purposes and consolidate financial results of the VIE and VIE’s subsidiaries in our financial statements under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for further details.”

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
August 31, 2023

Item 5. Operating and Financial Review and Prospects

Key Factors Affecting Our Results of Operations

Our Ability to Increase Average Spending of Paying Users, page 97

14.	Please disclose how you calculate or determine average revenue per paying user for your products. Discuss the reasons why this metric provides useful information to investors and include a statement indicating how the management uses the metric in managing or monitoring the performance of the business. Also, explain whether this metric is considered a KPI and how it correlates to revenue growth. Refer to Staff Release 33-10751.

In response to the Staff’s comment, the Company respectfully submits that the Company does not consider average revenue per paying user as a KPI that demonstrates the performance of the Company’s business or operational objective but views it as an operating metric. The Company believes using average revenue per paying user as a KPI for formulating business objectives or assessing business achievements may divert the management’s attention to unsustainable, short-term rapid growth and would not be beneficial for its long-term business goals. In addition, the Company believes that its sustainable growth and monetization capabilities depend on the continual development of high-quality offerings and content. The Company has nevertheless disclosed average revenue per paying user in the 2022 20-F and its historical public filings as an operating metric because the metric could assist investors in (i) understanding the relationship between the Company’s user base and its revenue during a specified period and (ii) comparing the Company’s performance with that of its peers, as a number of companies that also offer online subscription or on demand services have made similar disclosure.

To reflect the foregoing, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Our ability to increase average spending of paying users

Our revenues are also driven by the increase in average revenue per paying user for our products. Our management reviews average revenue per paying user as an operating metric to evaluate the fluctuations in revenues partly driven by our loyal and growing user base for a certain period, through which we believe investors could better understand the underlying reasons for the changes in revenues in the corresponding period. Average revenue per paying user is calculated as our revenue for a specified period divided by the number of paying users for the same period. Our revenues increased from RMB531.9 million in 2020 to RMB944.7 million in 2021, and further to RMB985.5 million (US$142.9 million) in 2022. Our average revenue per paying user was RMB142.6, RMB212.8 and RMB207.5 (US$30.1) in 2020, 2021 and 2022, respectively. Average revenue per paying user is primarily determined by our ability to provide a suite of diversified products tailored to families’ child-upbringing needs and children’s intellectual curiosity, the perceived effectiveness of our content, as well as our pricing strategies. Leveraging our strong in-house original content development expertise and our application of advanced technologies, we intend to continue to expand our product offerings to cover a wider array of areas, through a more diverse selection of content delivery formats. We determine our pricing primarily based on our assessment of the market demand, as well as certain other factors, such as the availability of competing products.”

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
August 31, 2023

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 142

15.	We note your statement that you reviewed your register of members and public filings made by its shareholders, in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

In connection with the required submission under paragraphs (a) and the required disclosure under (b)(3) of Item 16I, the Company respectfully submits that it relied on the Schedule 13Gs and the amendments thereto filed by the Company’s major shareholders. The Company believes such reliance is reasonable and sufficient, because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission. Based on the examination of the Company’s register of members and the Schedule 13Gs and the amendments thereto, other than Academy Management Ltd., Lei Hong DP Holding Ltd. and HPF Fusion Holding Ltd., no shareholder beneficially owned 5% or more of the Company’s total outstanding shares as of March 31, 2023. Additionally, none of Academy Management Ltd., Lei Hong DP Holding Ltd. and HPF Fusion Holding Ltd. was owned or controlled by a governmental entity of mainland China based on the review of the public filings of these shareholders, including the Schedule 13Gs and the amendments thereto. Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of mainland China and that the governmental entities in mainland China do not have a controlling financial interest in the Company. In addition, as disclosed in the 2022 Form 20-F, the Company is the primary beneficiary of the VIE. The Company has the power to direct the activities that most significantly affect the economic performance of the VIE and the obligation to absorb losses or the right to receive the economic benefits of the VIE that could be significant to the VIEs, to the extent that the Company has satisfied the conditions for consolidation of the VIE under U.S. GAAP. The shareholders of the VIE are (i) two natural persons; (ii) two limited partnerships whose respective partners are private entities wholly owned by natural persons; and (iii) a limited company wholly owned by a natural person. Therefore, the VIE is not owned or controlled by a governmental entity of mainland China, and the governmental entities in mainland China do not have a controlling financial interest in the VIE.

In connection with the required submission under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members as of March 31, 2023, its shareholders included: (i) Deutsche Bank Trust Company Americas; (ii) natural persons or entities wholly owned by trusts established for the benefits of natural persons; and (iii) an institutional shareholder.

•	Deutsche Bank Trust Company Americas is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the Schedule 13Gs and the amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares. Based on such public filings, none of the holders who own more than 5% of the Company’s shares is a governmental entity in the Cayman Islands.

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
August 31, 2023

•	The Company confirms that no governmental entities in the Cayman Islands own shares of any of its shareholders which are trusts established for the benefits of natural persons.

•	The institutional shareholder of the Company was involved in the Company’s pre-IPO contingently redeemable ordinary shares issuance. Based on review of publicly available information, the communication with the institutional shareholder and due diligence conducted by the Company when the institutional shareholder made its investments to the Company, to the Company’s knowledge, no governmental entities in the Cayman Islands own shares of the institutional shareholder.

Therefore, to the Company’s knowledge, no governmental entities in the Cayman Islands own shares of the Company. In addition, as analyzed in the preceding paragraphs, no government entities in mainland China own shares of the VIE.

The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

16.	We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), (b)(4), and (b)(5) are provided for “iHuman Inc.” or “the company” as well as “the VIE and VIE’s subsidiaries.” We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and China that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and all of your consolidated foreign operating entities.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your material consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s material consolidated foreign operating entities are incorporated include mainland China, Hong Kong, and Cayman Islands. Except for the VIE and its subsidiaries, the Company holds 100% equity interests in such consolidated operating entities. Therefore, to the Company’s knowledge, no governmental entities in mainland China, Hong Kong, or Cayman Islands, own shares of the Company’s material consolidated foreign operating entities.

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
August 31, 2023

•	With respect to (b)(3), (b)(4), and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required disclosure under paragraphs (b)(3) of Item 16I, the Company respectfully supplements that, based on the analysis in the Company’s response to Comment #15 and the foregoing paragraph, to the Company’s knowledge, each of the Company and its material consolidated foreign operating entities is not owned or controlled by a governmental entity of mainland China and that the governmental entities in mainland China do not have a controlling financial interest in the Company or any of its material consolidated foreign operating entities.

With respect to the required disclosure under paragraphs (b)(4) of Item 16I, the Company respectfully submits that as disclosed in the 2022 20-F (and as elaborated in the Company’s response to Comment #17), to the Company’s knowledge, none of the members of the board of directors of the Company or its consolidated foreign operating entities, including the VIE and VIE’s subsidiaries, is an official of the Chinese Communist Party as of the date of the 2022 20-F.

With respect to the required disclosure under paragraphs (b)(5) of Item 16I, the Company respectfully confirms that the currently effective memorandum and articles of association of the Company and equivalent organizing documents of the Company’s consolidated foreign operating entities do not contain any charter of the Chinese Communist Party.

17.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits to the Staff that, as part of the Company’s annual compliance and reporting procedures for the Form 20-F filing, the Company has required all of its directors to complete a questionnaire, which seeks confirmation regarding their status as official of the Chinese Communist Party. Each director has confirmed that he or she is not an official of the Chinese Communist Party in their respective questionnaires. By signing such questionnaire, each director has certified the accuracy of his or her responses to the questionnaire. Based on these certifications provided by its directors, the Company believes that none of the members of the board of directors of iHuman Inc. is an official of the Chinese Communist Party.

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
August 31, 2023

In addition, the Company requires the directors of the Company’s VIE or other consolidated foreign operating entities to provide their background information, including party affiliation or membership, during their respective onboarding process. Based on such information and to the best of the Company’s knowledge, each of the directors of the Company’s VIE or other consolidated foreign operating entities is not an official of the Chinese Communist Party. The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

*      *      *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at vivien.wang@ihuman.com or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Vivien Weiwei Wang
Name: Vivien Weiwei Wang
Title: Chief Financial Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Kang Li, Partner, Ernst & Young Hua Ming LLP